UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)

SMARTSERVE ONLINE INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83169M302

(Cusip Number)

February 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

13G
CUSIP No. 83169M302

1.	Name of Reporting Person: VESTCAP INTERNATIONAL MANAGEMENT LTD.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 333,334

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 333,334

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 333,334

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.4%

12.	Type of Reporting Person: IV

2

Item 1.

(a)	Name of Issuer: Smartserv Online, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
2250 Butler Pike, Suite 150, Plymouth Meeting, PA 19462

Item 2.

(a)	Name of Person Filing: Vestcap International Management Ltd.

(b)	Address of Principal Business office or, if none, Residence:
Arawak Chambers, Road Town, Tortola, British Virgin Islands

(c)	Citizenship: British Virgin Islands

(d)	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number: 83169M302

Item 3. N/A.

3

Item 4. Ownership.

(a)	Amount Beneficially Owned: 333,334

(b)	Percent of Class: 10.4%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or direct the vote: 333,334

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 333,334

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
             Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group. N/A

Item 9. Notice of Dissolution of Group. N/A

4

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2004

By: /s/ Rima Salam

Name: Rima Salam

Title: Director

5